UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Falcon Minerals Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

30607B109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Foxhill Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

*	SEE ITEM 4(b).

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Neil Weiner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER 1,710,532
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER 1,710,532

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,532
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 2 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Foxhill Capital Partners, LLC, a Delaware limited liability company (“Foxhill Capital”), and Mr. Neil Weiner, the manager of Foxhill Capital, relating to Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Falcon Minerals Corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Foxhill Capital through the account of a certain private fund (the “Fund”). The Fund no longer holds any shares of Common Stock of the Issuer. Mr. Weiner may direct the vote and disposition of the 1,710,532 shares of Common Stock held by a family limited partnership.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1 (a). Name of Issuer:

Falcon Minerals Corporation (the “Issuer”)

Item 1 (b). Address of Issuer’s Principal Executive Offices:

510 Madison Avenue, 8th Floor,

New York, NY 10022

Item 2 (a). Name of Person Filing:

Foxhill Capital Partners, LLC (“Foxhill Capital”) and Mr. Weiner

The above parties are sometimes individually referred to herein as a “Reporting Person” and together as the “Reporting Persons”.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

2141 A1A Alt. Suite 450

Jupiter, FL 33477

Item 2 (c). Citizenship:

Foxhill Capital – Delaware

Neil Weiner – United States

Item 2 (d). Title of Class of Securities:

Class A Common Stock, $0.0001 par value (“Common Stock”)

Item 2 (e). CUSIP Number:

30607B109

Item 3. Not applicable.

Item 4.	Ownership.

(a)	Foxhill Capital owns 0 shares of Common Stock of the Issuer. Mr. Weiner is the beneficial owner of 1,710,532 shares of Common Stock.

(b)

Foxhill Capital is the beneficial owners of 0.0% of the outstanding shares of Common Stock. Mr. Weiner is the beneficial owners of 3.9% of the outstanding shares of Common Stock, determined by dividing 1,710,532 by 46,376,740, the number of shares of Common Stock issued and outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed on November 5, 2021.

(c)

Foxhill Capital may direct the vote and disposition of 0 shares of Common Stock of the Issuer. As the indirect manager of the family partnership, Mr. Weiner may direct the vote and disposition of the 1,710,532 shares of Common Stock held by a family limited partnership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following X

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2022

Date

Foxhill Capital Partners, LLC

/s/ Neil Weiner
Signature

Neil Weiner/ manager
Name/Title

Neil Weiner

/s/ Neil Weiner
Signature

Neil Weiner
Name/Title